THE Sportsman's Guide® INC.

A Catalog & Internet Company

Annual Report 2003



Online Shopping | Clothing | Footwear | Hunting | Fishing & Marine | Camping & Hiking | Buyer's Clu

www.sportsmansguide.com


THE Sportsman's Guide
A Catalog & Internet Company
This building houses our executive offices, warehouse, distribution and telemarketing centers and retail outlet. Our facilities cover approximately 500,000 square feet.

About the Company

The Sportsman's Guide offers value-priced outdoor gear and general merchandise, with a special emphasis on outdoor clothing, equipment and footwear, sold through both catalogs and Internet websites. Our websites include www.sportsmansguide.com, and www.bargainoutfitters.com. In 2003, we mailed 46.4 million catalogs to existing and prospective customers.

Forward-Looking Statements

This report may contain forward-looking statements within the meaning of the federal securities laws. Actual results could differ materially from those projected in the forward-looking statements due to a number of factors, including, but not limited to, general economic conditions, a changing market environment for our products and the market acceptance of our catalogs and Internet sites.

Financial Highlights

(In thousands, except per share data)	*2003*	*2002*	*2001*	*2000*	*1999*
Sales	$ 194,703	$ 179,315	$ 168,769	$ 154,647	$ 187,804
Earnings (loss) from operations	9,597	6,625	4,339	(2,398)	1,126
Net earnings (loss)	6,158	4,017	2,753	(3,189)	12
Diluted earnings (loss) per share	1.16	.80	.58	(.67)	—
Internet-generated sales	69,100	52,234	36,054	23,676	14,437
Cash and cash equivalents	32,054	17,152	8,592	1,344	—
Inventory	18,874	20,593	21,076	22,805	37,403
Working capital	24,747	18,068	12,952	8,526	11,222
Shareholders' equity	26,808	20,621	16,343	13,590	16,776

Sales
(thousands)


$200,000
175,000
150,000
125,000
100,000
75,000
50,000
25,000
0
99
00
01
02
03

Earnings (loss) from operations (thousands)


$10,000
8,000
6,000
4,000
2,000
0
-2,000
-4,000
99
00
01
02
03

Internet-generated sales
(thousands)


$75,000
60,000
45,000
30,000
15,000
0
99
00
01
02
03

Inventory
(thousands)


$40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
99
00
01
02
03

Working capital
(thousands)


$25,000
20,000
15,000
10,000
5,000
0
99
00
01
02
03

Shareholders' equity
(thousands)


$30,000
25,000
20,000
15,000
10,000
5,000
0
99
00
01
02
03

To Our Shareholders



The Sportsman's Guide had the best year in Company history in 2003. During the year we continued to build on the strategic and tactical elements that have been the foundation of our recent success. We built on our more effective mail plan, we continued to enhance catalog productivity and, once again, we saw higher Internet-related sales as a percentage of total catalog and Internet sales.



For the year, sales came in at $194.7 million, an 8.6 percent increase over sales of $179.3 million reported for 2002. Net earnings for the year were $6.2 million, or $1.16 per fully diluted share, compared to net earnings of $4.0 million, or $0.80 per share in 2002.

Our increase in sales in 2003 was primarily due to higher sales generated from both the Internet and from catalogs. Internet related sales continued to grow year over year as we continued to make enhancements to our websites and implement and improve upon various marketing and merchandising programs. Total Internet-related sales in 2003 were approximately 36 percent of total catalog and Internet sales for the year; this is 20 percent higher than 2002 results.



The increase in catalog sales in 2003 was the result of an increase in catalog circulation combined with an improvement in catalog productivity. Total circulation was 46.4 million during 2003, compared to 45.8 million during the previous year. During 2003 we mailed 33 catalog editions consisting of 11 main catalogs, 12 Buyer's Club Advantage catalogs and 10 specialty catalogs, compared to 34 catalog editions during 2002. We mailed one less specialty catalog in 2003 than in 2002.


BUFFALO TOOLS

Gross profit for the year was 32.9 percent of sales, compared to 32.7 percent for the year ended December 31, 2002. The increase in the gross profit percentage was primarily due to an increase in the product margins,







which were aided by an increase in sales of higher margin direct import and manufacturer's close-out products.

In 2003 our selling, general and administrative expenses as a percentage of sales were lower compared to 2002 due to the higher level of Internet sales, the improved catalog productivity and lower order processing costs, which again were directly related to the increase in Internet sales.



For the most recent year cash flows provided by operating activities were $16.4 million, compared to $9.2 million in 2002. The increase in cash flows provided by operating activities was primarily the result of the increase in net earnings, a lower inventory position at year end and higher payables to vendors as a result of current vendor terms.



At year end the balance sheet reflected our strong operating results, as we had $32.1 million in cash and no outstanding bank advances. The strong balance sheet at year-end and continued strength in our operating results should position us to take advantage of future growth opportunities.

As we noted last year, we continue to be at the nexus of two growing markets: the outdoor sporting goods market, which is expected to continue to grow at a pace beyond that of U.S. nondurable goods, and online shopping. Industry experts report that online sales reached $75 billion in 2003 and that they are expected to grow at a 17 percent annual compound growth rate through at least 2008. As we have noted on a regular basis in recent years, catalog retailers have significant advantages over other online merchants. We have the







ability to market our online store and products in our catalogs. The catalogs have been and are expected to continue to be a powerful driver of continued online sales growth.



Over the past few years, and especially in 2003, we successfully added important products and product categories to our merchandise mix through various factory direct and just-in-time arrangements with various manufacturers and distributors. These arrangements allow us to expand product offerings that appeal to our traditional customer base without taking the accompanying inventory risk. Products and product categories that we will expand through these types of arrangements include ATV products and accessories, after market pickup truck accessories, women's outdoor clothing and big and tall men's apparel. This is one significant way that we can continue to build on our online success and continue to leverage our experience and expertise as a catalog retailer.





We are obviously pleased with the results of the past year and excited about our future prospects. In 2003 we demonstrated that we could sustain and extend the efficiencies that we have achieved as a value-oriented multi-channel retailer, as well as find new opportunities to enhance shareholder value. We see no reason why we can't build on that success in future periods.

In closing, we would like to thank our customers, our associates, directors and shareholders for their continued commitment and support.

Sincerely,

Gregory R. Binkley
President, Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2003

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from to

Commission file number 0-15767

THE SPORTSMAN'S GUIDE, INC.

(Exact name of registrant as specified in its charter)

Minnesota	**41-1293081**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

411 Farwell Avenue, South St. Paul, Minnesota 55075

(Address of principal executive offices)

(651) 451-3030

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share

(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

As of June 30, 2003, the aggregate market value of the registrant's Common Stock held by non-affiliates was approximately $50,473,168 based on the last reported sale price of the Common Stock on such date on the NASDAQ National Market.

As of March 15, 2004, there were 4,693,778 shares of the registrant's Common Stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's Proxy Statement for its Annual Meeting of Shareholders on May 7, 2004 are incorporated by reference into Part III of this Form 10-K.

Available Information

The Sportsman's Guide, Inc. makes available on its investor relations website *www.sportsmansguideir.com* its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

PART I

Item 1. Business

We are a leading marketer of value priced outdoor gear and general merchandise, with a special emphasis on outdoor clothing, equipment and footwear. We market and sell our merchandise through two primary channels:

- catalogs; and
- e-commerce websites.

Our catalogs as well as our websites offer high quality products at low prices. Our catalogs are advertised as The "Fun-to-Read" Catalog®and our primary website is advertised as the "Fun-to-Browse" Website®. Our websites include , our online retail store modeled on our print catalogs featuring e-commerce and content, and www.bargainoutfitters.com, our online liquidation outlet.

Our business was started in 1970. We were incorporated under the laws of the State of Minnesota on March 23, 1977. Our principal executive offices are located at 411 Farwell Avenue, South St. Paul, Minnesota 55075 and our telephone number is (651) 451-3030.

Industry Overview

Outdoor Sports and Sporting Goods. According to the Sporting Goods Manufacturers Association, "SGMA," the sporting goods industry is estimated to be a nearly $51 billion market, with outdoors related equipment: camping, hiking, hunting, fishing and biking representing nearly 30% in 2003, an approximate 3% increase over 2002, of the total market.

The sporting goods industry's growth in 2003 continued at a pace beyond that of the total U.S. non-durable goods (GDP), a total increase of about 3.0%. The three major markets of sporting goods are sporting goods equipment ($18.3 billion), sports apparel ($22.4 billion) and athletic footwear ($9.8 billion). Sports apparel, athletic footwear and fitness products overall showed improved growth for 2003.

Catalog Sales. Studies conducted by the Direct Marketing Association (DMA) show that total sales for 2003 are expected to grow to $135.3 billion, about 5.5% over the 2002 total.

Online Shopping. Online sales reached $75 billion in 2003 and will continue to grow by a compound annual growth rate of 17% through 2008, according to a report issued by Jupiter Research. According to the report "Market Forecast: U.S. Retail 2004-2008," the growth in online retail will be due in part to new online buyers, not just veteran online buyers, who have come to embrace the medium. Jupiter expects that the online buying population will grow by 14% in 2004, representing 30% of the U.S. population. By 2008, Jupiter expects one-half of the U.S. population will make purchases online.

Our Catalogs

We publish main, specialty and Buyer's Club editions of The Sportsman's Guide catalog. We mailed approximately 46.4 million catalogs to existing and prospective customers in 2003.

Format. Our catalogs are designed to be fun and entertaining. Every merchandise offering uses a highly promotional format emphasizing our "Lowest Prices Best Quality" philosophy. Unique to us is our product description, or copy. The catalogs make creative and expansive use of art and copy to extensively describe products with humorous text, call-outs, photos and photo captions. Copy is written in the first person from Gary Olen to the reader. The catalogs are perceived by customers as having entertainment value and are advertised as The "Fun-to-Read" Catalog®.

Types and Purposes. Main catalog editions are mailed eleven months of the year and offer selections of our best selling products in a variety of product categories. We also use our main catalog as our primary prospecting catalog to test new names and new products. Response data from main catalog mailings are used to create specialty catalogs. New customers continue to receive monthly main catalogs in addition to specialty catalogs featuring the product categories in which they have shown an interest through past purchases.

Specialty catalogs contain wide selections of products from a single product category. We identify the product categories for our specialty catalogs based on demand generated for certain categories in our main catalogs. During 2003, we published 10 specialty catalogs targeting buyers of government surplus, camping and outdoor-living equipment, shooting supplies, hunting equipment and holiday gifts. The specialty titles allow us to utilize a customized marketing plan for individual consumer groups thereby maximizing response rates and minimizing advertising costs as a percentage of sales. We believe that our specialty catalog titles have been an important component in our sales growth, and have allowed us to expand our sales to existing customers and to broaden sales to new customers beyond our historical customer profile.

The Buyer's Club Advantage™ catalogs offer a wide variety of product selections with sneak previews and exclusive deals for club members only. During 2003, we published 12 Buyer's Club Advantage™ editions, ranging from 48 to 64 pages per edition. We believe the club catalogs, as well as the growth in our club memberships, have been an important component of our sales and profitability growth.

Creative. All catalogs are created and designed in-house by our creative services department which produces the advertising copy and layouts for each catalog. Substantially all of the photographs used in the catalogs are taken at our in-house photo studio. Artwork and copy for the catalogs are transmitted in digital format from our desktop publishing systems to a pre-press vendor and then to the printer, which prints and mails the catalogs. These capabilities allow us to preserve the catalog's distinctive character and allow us greater control of the catalog production schedule, which reduces the lead time necessary to produce catalogs. We are able to prepare and mail a catalog in approximately 75 days. This allows us to offer new merchandise quickly to our customers, thereby maximizing pricing opportunities while minimizing inventory carrying costs. Because we use a value-oriented sales approach, we are able to use a lower weight and grade of paper than our competitors to reduce our catalog production and postage costs.

Our Websites

Our websites offer online shopping as well as online content-rich resources and information for the outdoor enthusiast. Our online retail stores generated approximately $69.1 million in sales in 2003 compared to $1.3 million in 1998. Product sales on the sites accounted for over 36% of our sales in the fourth quarter of 2003 compared to less than 1% for all of 1998. The GuideOutdoors Network™ includes the following websites:

- **sportsmansguide.com,** our online retail store and community/destination portal for the outdoor enthusiast; and
- **bargainoutfitters.com,** our online liquidation outlet.

sportsmansguide.com. Our sportsmansguide.com site is our online retail store which was launched in April 1998. We began posting our catalogs and full product offerings on the site in February 1999.

Our sportsmansguide.com site is modeled on our print catalogs. The site translates the distinctive look and editorial voice of our print catalog onto the Internet, adding interactive functionality to make shopping an entertaining experience. The site is designed to be fun-to-browse and easy to use, enabling the ordering process to be completed with a minimum of customer effort. The site is advertised as The "Fun-to-Browse" Website®. The site allows customers to order merchandise from print media, view current catalogs and request mailed catalog copies. E-mail addresses are collected through an opt-in program. E-mail broadcast messages, which include a variety of specialized product offerings, are delivered to approximately 835,000 participants on a weekly basis.

The sportsmansguide.com site offers full-line selections of camping, fishing, footwear, clothing, hunting, archery, marine, all-terrain vehicles, snowmobiles and hiking products at discount prices. The community content within the sportsmansguide.com site provides a broad and deep selection of resources and information updated regularly covering all aspects of the outdoor experience. Within the community content, the Web pages include articles on hiking, hunting, fishing and camping experiences, DNR information, local and national weather forecasts, tips and hints on planning an upcoming outdoor event, photo galleries and maps.

bargainoutfitters.com. The bargainoutfitters.com site is our online liquidation outlet site launched in November 1999. The site offers clothing and footwear products as well as home and domestics, tools, government surplus, automotive and electronic products that are deeply discounted, discontinued or overstocked. E-mail addresses are collected through an optional sign-up program. E-mail broadcast messages, which include a variety of specialized product offerings, are delivered to approximately 49,000 participants on a weekly basis.

Merchandising

Our products originally were limited to a small selection of merchandise targeted to the deer hunter. Our product offerings have gradually evolved to a broader range of merchandise intended to appeal to the value-oriented outdoorsman. We offer a changing mix of products.

Products. We offer a large selection of high value products at low prices. These products include clothing and accessories, footwear, hunting and shooting accessories, government surplus, optics, camping and outdoor recreation equipment, domestics, gifts, furniture and a diverse range of additional offerings. Within the sportsmansguide.com website, we are able to carry deeper and more diverse product lines and merchandise categories than we have traditionally offered through the catalog. We aggressively pursue a strategy to provide manufacturers' close-outs of name brand shoes, boots, apparel and general merchandise, as well as government surplus from around the world and private label products through our direct import programs. Over time, our product offerings and marketing efforts have broadened to include those interested in pursuing and living the outdoor lifestyle in general and the value-oriented outdoorsman in particular. The table below indicates our percentage of sales by product category for 2003:

Product Category	% of Sales	Product Category	% of Sales
Footwear	15.5%	Domestics and Furniture	8.5%
Hunting and Shooting Accessories	14.8%	Hardware and Auto	6.8%
Clothing and Accessories	14.1%	Camping and Outdoor Recreation	5.9%
Optics	9.2%	Gifts	3.1%
Government Surplus	9.0%	Other	13.1%

Merchandise Mix. We historically offered a changing mix of in-line products. In-line products are those products regularly available from manufacturers. As a complement to our value pricing approach, we aggressively pursue manufacturers' close-outs of name brand shoes, boots, clothing, watches and other merchandise, which we offer to our customers at savings of 25% to 60% from original retail prices. We also offer government surplus from around the world, providing customers a low-cost alternative for items such as wool coats and pants, shirts, gloves, underwear, blankets, boots, sleeping bags, jackets, backpacks, skis and snowshoes. We have developed our own private label line of products through our direct import program. We have created our own line of high-quality products including footwear, apparel and several hard line product categories and is sold under the *Guide Gear* name. We believe that by offering high-quality, private label merchandise we can create an even more compelling value proposition for our customers.

Our merchandising strategy has been to shift our merchandise mix to a larger percentage of manufacturers' close-outs, government surplus, private label products, and to minimize the number of lower price point items, while maintaining a broad selection of products. This strategy has added to our customer base value-oriented customers who may not otherwise be identified as pure outdoorsmen.

Sourcing. Our buyers actively seek sources for products they believe will interest our targeted customers. We seek to maintain existing and develop new relationships with vendors to provide ongoing access to manufacturers' close-outs, government surplus, direct imports and other items. Buyers regularly attend trade shows, meet with vendors and make mass mailings and cold calls to locate high quality, low price, name brand merchandise as well as unusual or unique products. We frequently purchase large quantities of close-outs and other individual items on an opportunistic or when-available basis. The capability to purchase large quantities in a short time period makes us a unique and desirable outlet for manufacturers looking to sell overstocked or discontinued products.

We purchase our merchandise from more than 1,300 suppliers and generally purchase all of our product needs for a particular item from one vendor. No single supplier accounted for more than 3% of our purchases during 2003, and we believe there are numerous sources for products in our merchandise categories.

Selection. Our buyers and merchandising staff collectively select the merchandise to be offered to customers by evaluating product availability, pricing, historical demand, emerging merchandise trends and expected product profitability. Each product is hand-picked, and most are field tested by our buyers to ensure quality, functionality and proper sizing in order to maximize appeal to customers.

Inventory Management. Once merchandise has been selected, our inventory analysts are responsible for ordering all merchandise, determining the quantity and arrival date, managing inventory levels, assessing customer demand, adjusting estimates, canceling orders for slow-moving merchandise and reordering merchandise. Utilizing our information systems, buyers and inventory analysts monitor product sales on a daily basis and take responsive action. Slow-moving merchandise is actively promoted through websites, telemarketing, clearance sales or, when possible, is returned to the vendor.

As part of our merchandise liquidation strategy, we maintain a retail outlet store at our primary warehouse and distribution facility in South St. Paul from which we sell discontinued, overstocked, returned and regular catalog merchandise. The retail store along with our websites provide a liquidation outlet and serve to minimize inventory mark-downs.

Catalog and Website Content. The merchandise offered in our catalogs and websites is determined based on estimated consumer demand and product availability. Close-outs and government surplus merchandise purchased in large quantities are normally placed in our main catalogs as well as our online retail stores. If a supply of merchandise is limited, it is usually offered in a specialty catalog, a Buyer's Club Advantage™ catalog or is included in a multiple page insert in the main catalog mailed to a targeted customer segment or offered on our online retail stores. Product sales are analyzed item by item to identify trends and help plan future merchandise offerings.

Marketing

Our marketing programs are based on gathering, analyzing and organizing information on our customers. We believe that because we offer such a broad mix of merchandise, it is particularly important for us to fully understand our customers.

Customer Database. We maintain a proprietary customer database in which we store detailed information on each customer in our customer list, including demographic data and purchasing history. Our customer database contains over 5.6 million names, including approximately 1.0 million customers who have made purchases within the last 12 months. In addition, we have approximately 884,000 participants who have provided their e-mail addresses. The customer database is updated regularly with information as new purchases are recorded.

Customer Selection. We have developed our own customer selection criteria to segment our customer list according to many variables, allowing our marketing department to analyze each segment's buying patterns. We review the results of each of our catalog mailings and the results are used to further update the customer database to refine the frequency and selectivity of our catalog mailings in an effort to maximize response rates and profitability.

List Development. Our new customer acquisition program is designed to cost-effectively identify and capture new customers that fit our customer profile. New customers are acquired principally through the use of targeted mailings to individuals identified through mailing lists rented or exchanged from other catalog companies, retail subscription lists, and lists of names compiled from businesses whose customers have interests similar to those of our customers. We are generally entitled to make one mailing to each name obtained through a rented or exchanged mailing list. If the prospect responds, the name is added to our database and may be freely used by us in the future. Through the Internet, we have captured new customers as a result of our affiliate marketing programs. We also use our successful sweepstakes marketing programs to convert our catalog customers to online purchasers and to increase our overall number of e-mail addresses. We continue to pursue new sources of prospective customers, such as those who request catalogs through advertising, through our website or from customer referrals. New customers accounted for approximately 14% of our sales during 2003.

Once new customers are acquired, our objective is to maximize the long-term profit potential from these customers. With ongoing refinements in our approach to merchandising and marketing, we have increased the frequency and quantity of mailings and e-mail broadcasts to the most profitable segments of our existing customer list. Analyses of historical purchasing patterns of existing customers, including recency, frequency and monetary activity, are performed to assist in merchandising and customer targeting and to increase sales to existing customers. Existing customers accounted for approximately 86% of our sales during 2003.

Marketing Programs and Promotional Formats. We strive to develop promotional formats that will stimulate customer purchases from our catalogs and websites. Successful promotional formats include different catalog wraps, percent off coupons, dollar discounts on specific order size, and promotional tag lines such as "last chance" offers. Since our inception on the Internet, we have marketed our online retail store in our catalogs. In 2003, approximately 46.4 million catalog covers advertised our online retail store. This marketing channel has been the principal marketing mechanism to reach our online target audience.

We employ a disciplined approach to our marketing activities. We test a sample of names before mailing to a new customer group, test price and shipping charge changes and test marketing programs and promotional formats before full-scale implementation to ensure customer acceptance and cost-effectiveness. The most significant, successful marketing program implemented by us has been the Buyer's Club.

Customers can purchase a one-year membership in our Buyer's Club for a $29.99 fee. For this annual fee, club members can take advantage of and receive additional savings in the form of a 10% discount on all regularly priced items except for ammunition which is limited to a 5% discount and clearance items which have no discount off the advertised price. Our Buyer's Club offers its members exclusive merchandise not offered to other customers. These exclusive product offers are limited quantity items selected for club members. Club members are presented with sneak previews of merchandise offers and given the opportunity to buy limited quantity items prior to non-club customers. Club members also receive member's only bargains in the catalogs and via e-mail campaigns.

We have found through detailed reporting and analyses that the purchase activity, on average, of our Buyer's Club customer is two to three times greater than a non-club member. Consequently, we continually develop new marketing promotions that have significantly increased the number of new club members. At the end of 2003, we had more than 351,000 members in our Buyer's Club, a 13% increase compared to the end of 2002.

Another successful marketing program implemented is our installment payment plan, known as the "Buyer's Club 4-Pay Plan," which is available to Buyer's Club members with credit card orders of $100 or more. Payments under the plan consist of 25% of the merchandise charges, plus 100% of any shipping charges and Buyer's Club fees, if applicable, at the time of shipment with three equal installments in 30 day increments, which are automatically charged to the customer's credit card. No interest or additional fees are charged to customers who elect the 4-Pay Plan.

Customer Service. A key element of our marketing strategy is our commitment to customer service. We have a toll-free customer service telephone line separate from our inbound ordering lines. We maintain a separate customer service department staffed with full-time customer service representatives who answer customer inquiries, reply to complaints and assist customers in returning merchandise. The customer service department personally responds to all customer correspondence and e-mails. Our commitment to customer service is supported by our unconditional guarantee which allows customers to return merchandise for any reason and at any time for refund or exchange if they are not satisfied with the merchandise.

Operations and Fulfillment

Inbound Calls. We maintain an in-house call center. Approximately 52% of customer orders are placed through our toll-free telephone lines which are staffed 24 hours per day, seven days a week, while 12% of orders are received by mail or facsimile and 36% of orders are received at our websites. Our telephone system consists of an expandable AT&T GR3 digital switch. We are currently using two DS3 circuits on separate paths for protection in the event of line damage or system failure at a central office location. Additional redundancy protection is provided by using Qwest SHARPS software that will automatically re-route the service path until repairs can be completed. Our system is running nine T-1 lines split across the two DS3 circuits with a maximum capacity of 48 T-1 circuits. Computer telephony integration software identifies the caller and, if known, accesses the customer's records simultaneously with answering the call. When fully staffed, our in-house call center has the capacity of handling up to 2,600 calls per hour on average.

We also contract with outside call centers to handle calls on an as-needed basis. If calls become backlogged or in the event of telephone system failure, back-up systems and rerouting capabilities allow the outside call centers to handle inbound telephone orders. The outside call centers have a direct connection to our order processing system allowing orders to be processed realtime with updated inventory information.

Order Entry. Our in-house call center is staffed with individuals who are familiar with the products offered in the catalogs and can offer assistance to customers on availability, color, size, and other information. Call center sales representatives use a catalog sales system with pre-written merchandise descriptions and sales offers and are provided monetary incentives to sell additional merchandise to customers who order by phone. During 2003, add-on sales averaging $12.58 per order were made to approximately 29% of all inbound phone orders taken by our in-house call center.

Processing of customer orders is coordinated and handled by our in-house order entry system. Telephone orders are entered directly into the system. Internet orders are batch loaded every hour and uploaded to the system. Mail orders are batched and, after payment is verified, are then entered into the system. The system is also used in connection with all other order entry and fulfillment tasks including credit authorization, order picking, packing and shipment. During 2003, our order processing system handled approximately 2.3 million orders.

Credit and Payment Terms. Customers can pay for orders by major credit card or check. Orders are shipped after credit card charges are approved or checks are deposited and cleared the bank.

Picking and Packing. Through our fulfillment and delivery methods, we strive to be a low cost operator. We use an integrated computer-driven picking, packing and shipping system. The system edits orders and generates warehouse pick tickets and packing slips. Packers are provided monetary incentives to ensure accuracy of orders, which has contributed to our distribution accuracy rate in excess of 99% during 2003. We are able to fulfill and ship in excess of 25,000 packages per day. We believe we have sufficient additional capacity available for the foreseeable future, which can be utilized by adding more shifts and weekends.

Shipping. Our processes allow next business day shipping on orders received by 6 p.m. CST for in-stock merchandise and same day shipping for orders taken by 11 a.m. CST via the Internet or per specific customer request. Virtually all of our merchandise is stocked at, and shipped from, our two warehouse and distribution facilities in South St. Paul and Inver Grove Heights, Minnesota. In addition, a small percentage of merchandise is shipped directly from the factory to the customer by specific vendors. We utilize United Parcel Service and the United States Postal Service for shipment of merchandise to customers. Ammunition is shipped primarily via United Parcel Service. We also utilize package consolidators for delivery of shipments to the U.S. Postal Service. A shipping and handling fee is charged on each customer order based on the total dollar amount ordered. We expedite shipping for an additional fee.

Inventory Control. Our merchandise mix results in our maintaining a broad selection of products as well as large quantities of individual products. Consequently, inventory management is an important component of our operations. We employ a cycle count procedure utilizing R/F (radio frequency) technology, which eliminates wall-to-wall physical counts and resulted in 99.9% inventory accuracy during 2003.

Returns. We maintain an unconditional return policy, which permits customers to return merchandise for any reason at any time for refund or exchange. Returned merchandise is restocked, liquidated, sold in the retail outlet, returned to the supplier or scrapped. Returns processors are provided monetary incentives to ensure accuracy of returns processing.

Seasonal Staffing. We adjust the number of employees to meet variable demand levels, particularly during the peak selling season, which includes the months of November and December. To meet increased order volume during our peak-selling season, we hire a significant number of temporary employees.

Information Systems and Technology

We have developed an integrated management information system. In addition to on-line order entry and processing, the information system also provides support for merchandising, inventory management, marketing, and financial and management reporting. The on-line access to information allows management to monitor daily trends and the performance of merchandise and planning functions.

Our main hardware platform utilizes IBM RISC 6000 series equipment. The main application system was upgraded in the first quarter of 2002. This equipment includes redundant components and a combination of Redundant Array Independent Disks (RAID) and mirrored disk technology to ensure optimal data protection.

In the second quarter of 2003, we migrated our websites to an internally hosted environment utilizing Compaq servers running Microsoft Server 2000 and IIS for the front-end ASP applications, caching and image serving. The back-end Oracle database is running on an IBM RS/6000 AIX system.

Migrating to an internally developed application allowed the websites to become a more robust experience for our customers. The enhanced image presentations, keyword search logic and continued enhancements expand on the "Fun-to-Read" Catalog® to a "Fun-to-Browse" Website®.

Currently, we have 19.5MB of bandwidth dedicated for the web hosting environment. The bandwidth is split across redundant networking equipment and access providers AT&T and Qwest to maximize uptime. Additional IDP hardware has been implemented to block hacking and denial of service attacks.

In the third quarter of 2003, we completed an upgrade of our Definity G3R PBX phone system to the latest Version 11 software level to ensure we are on a supported platform. In addition, the Call Management Server upgrade included a hardware and software upgrade to release 11. The Audix Voice Mail software was upgraded to the new release 5.1. The system upgrades have been performed to ensure we remain on supported hardware and software versions and utilize new technology to support the call center, customer service functions, as well as all additional business areas.

We installed a generator in the third quarter of 2003 to improve our ability to provide access to our websites and our internal applications for our customers, call centers and customer service departments in the event of a power failure.

Competition

The direct marketing industry includes a wide variety of specialty and general merchandise retailers in a highly competitive and fragmented business environment. We sell our products to customers in all 50 states and compete in the purchase and sale of merchandise with all retailers. Our competitors include:

- other outdoor/hunting mail order catalogs, including Bass Pro Shops Inc. and Cabela's Inc.;
- discount retailers such as Wal-Mart Stores, Inc.;
- Websites maintained by online retailers of footwear, clothing and outdoor gear; and
- Internet portals and online service providers that feature shopping services, such as America Online, Inc., Yahoo! Inc. and MSN.

Some of our competitors are larger and have substantially greater financial, marketing and other resources than us.

Regulation

We are subject to federal, state and local laws and regulations, which affect our catalog mail order operations. Federal Trade Commission regulations, in general, govern the solicitation of orders, the information provided to prospective customers, and the timeliness of shipments and refunds. In addition, the Federal Trade Commission has established guidelines for advertising and labeling many of the products we sell.

We are also subject to a variety of state laws and regulations relating to, among other things, advertising, pricing, charging and collecting state sales or use tax and product safety/restrictions. Some of these laws prohibit or limit the sale, in certain states and locations, of certain items we offer such as black powder firearms, ammunition, bows, knives and similar products. State and local government regulation of hunting can also affect our business.

Because we import products for sale, we are subject to U.S. customs laws and regulations pertaining to proper item classification, quotas, payment of duties and tariffs, and maintenance of documentation and internal control programs.

There are few laws and regulations directed specifically at electronic commerce on the Internet. However, given the increased use of the Internet for both mass communications and commerce, new laws and regulations may be adopted covering a variety of areas such as collection and use of data from website visitors and related privacy issues, pricing, content, copyrights, distribution and quality of goods and services.

Service Marks

Our service marks "The Sportsman's Guide", "Bargain Outfitters", "The 'Fun-to-Read' Catalog" and "The 'Fun-to Browse' Website" have been registered with the United States Patent and Trademark Office. "The Sportsman's Guide" mark has also been registered in Canada. We own United States registrations and applications covering other trademarks and service marks used in our business.

Employees

As of December 31, 2003, we employed 607 associates, including full-time and part-time staff. None of our employees are currently covered by a collective bargaining agreement. We consider our employee relations to be good.

Item 2. Properties

Our principal offices are located at 411 Farwell Avenue, South Saint Paul, Minnesota 55075. We currently lease approximately 414,000 square feet at this facility under a net lease expiring March 2009 and lease an additional distribution facility of approximately 68,000 square feet in Inver Grove Heights, Minnesota under a net lease expiring January 2007.

Item 3. Legal Proceedings

In March 2003, the Company was notified by the Bureau of Industry, United States Department of Commerce (BIS) that BIS has reason to believe the Company violated Export Administration Regulations by exporting optical sighting devices for firearms and associated parts to Canada and other destinations without obtaining required authorization from BIS. BIS asserts the Company committed 61 separate violations for shipments from October 1999 to March 2002. The potential maximum civil penalty is up to $11,000 for each violation. The Company is currently in discussions with BIS to settle the matter prior to the issuance of a charging letter. While the Company cannot predict the outcome of this matter at this time, management does not believe the matter will have a material adverse impact on the Company.

We are not a party to any pending litigation other than litigation which is incidental to our business and which we believe is not material.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Registrant

Set forth below is certain information concerning our executive officers and key employees.

Name	Age	Position
Executive Officers:		
Gary Olen	61	Chairman and Director
Gregory R. Binkley	55	President, Chief Executive Officer and Director
Charles B. Lingen	59	Executive Vice President of Finance and Administration, Chief Financial Officer, Secretary/Treasurer and Director
John M. Casler	53	Executive Vice President of Merchandising, Marketing and Creative Services
Key Employees:		
Dale D. Monson	39	Vice President of Information Systems and Technology and Chief Information Officer
Douglas E. Johnson	48	Vice President of Marketing

Gary Olen is our co-founder. Mr. Olen served as Executive Vice President and Secretary from our incorporation in 1977 until 1994, President from 1994 to 1998 and Chief Executive Officer from 1994 until his retirement in 2000. Mr. Olen has been Chairman of the Board since 1998 and a director since our incorporation. Mr. Olen was also the sole proprietor of our predecessor, The Olen Company, founded in 1970.

Gregory R. Binkley has been a director since 1995. Mr. Binkley has been an employee since 1994 when he was elected Vice President. Mr. Binkley became Senior Vice President of Operations and Chief Operating Officer in 1995, Executive Vice President in 1996, President in 1998 and Chief Executive Officer in 2000. From 1993 to 1994, Mr. Binkley worked as an independent operations consultant. From 1990 to 1993, Mr. Binkley was Director of Distribution of Fingerhut Companies, Inc., a mail order catalog business and from 1988 to 1990 was Director of Distribution with Cable Value Network, Inc., a cable television retailer. Mr. Binkley worked for Donaldsons Department Stores, a division of Allied Stores Corporation, from 1975 to 1988, serving as Vice President of Finance and Operations from 1987 to 1988 and Vice President of Operations from 1981 to 1987.

Charles B. Lingen has been a director since 1995. Mr. Lingen has been Chief Financial Officer, Vice President of Finance and Treasurer since 1994. Mr. Lingen was elected Secretary in 1995, Senior Vice President of Finance in 1996 and Executive Vice President of Finance and Administration in 2000. From 1973 to 1994, Mr. Lingen worked at Fingerhut Companies, Inc., serving as Vice President of Finance and Controller from 1989 to 1994.

John M. Casler has been an employee since 1996. He was elected Vice President of Merchandising in 1997, Senior Vice President of Merchandising in 1999 and Executive Vice President of Merchandising, Marketing and Creative Services in 2000. Mr. Casler worked for Gander Mountain, Inc, a retail mail order catalog company, from 1989 to 1995, where he served as Division Merchandise Manager from 1990 to 1995. Prior to that time, Mr. Casler held merchandise management positions at Monson Sporting Goods Co., Inc. from 1985 to 1989 and at the Target Stores Division of Dayton Hudson Corp. from 1982 to 1985.

Dale D. Monson has been an employee since 1997. He was elected Vice President of Software Development in 2000 and Vice President of Information Systems and Technology and Chief Information Officer in 2001. Mr. Monson worked for Select Comfort Inc., a manufacturer of sleep support systems, from

1995 to 1997 as Project Manager and for Proex Photo Systems Inc., a retail photography firm, from 1990 to 1995 as Director of Information Systems.

Douglas E. Johnson joined us in 2000 as Vice President of Marketing. Mr. Johnson worked at Fingerhut Companies, Inc. from 1982 to 2000, where he held various marketing positions including Director of Customer List Marketing.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock traded on the Nasdaq National Market under the symbol "SGDE" from February 5, 1998 through February 26, 2001. Our common stock was traded on the Nasdaq SmallCap Market from February 27, 2001 through June 4, 2002. Our common stock was transferred to the Nasdaq National Market effective June 5, 2002.

The following table sets forth, for the periods indicated, the high and low bid prices of our common stock as reported on the Nasdaq National and SmallCap Markets.

	High	Low
2002		
First Quarter	$ 5.27	$ 3.30
Second Quarter	8.83	5.07
Third Quarter	9.45	6.11
Fourth Quarter	7.29	4.91
2003		
First Quarter	$ 8.61	$ 6.50
Second Quarter	11.63	7.97
Third Quarter	13.57	11.06
Fourth Quarter	20.66	13.00

Holders

As of March 15, 2004, there were approximately 242 holders of record of our common stock.

Dividends

We have not previously declared or paid any cash dividends on our common stock. We currently intend to retain all earnings for use in our business in the foreseeable future. We are prohibited from paying and declaring cash dividends without the consent of the bank under the terms of our revolving credit agreement.

Item 6. Selected Financial Data

The following table sets forth certain historical financial and operating data for the periods indicated. The Consolidated Statement of Operations Data and Consolidated Balance Sheet Data as of and for each of the years ended December 31, 2003, 2002, 2001, 2000 and 1999 have been derived from our consolidated financial statements audited by Grant Thornton LLP, independent certified public accountants. The Selected Operating Data as of and for the periods indicated were derived or computed from our circulation or accounting records or the Consolidated Statement of Operations Data identified above. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto.

	Years Ended December 31,(1)				
	2003	2002	2001	2000	1999
	(In thousands, except per share amounts)				
Consolidated Statement of Operations Data:					
Sales	$194,703	$179,315	$168,769	$154,647	$187,804
Cost of sales	130,639	120,707	113,086	103,471	123,189
Gross profit	64,064	58,608	55,683	51,176	64,615
Selling, general and administrative expenses	54,467	51,983	51,344	53,574	63,489
Earnings (loss) from operations	9,597	6,625	4,339	(2,398)	1,126
Interest expense	—	(1)	(237)	(1,432)	(1,030)
Miscellaneous income (expense), net	24	(297)	(349)	(294)	(78)
Earnings (loss) before income taxes	9,621	6,327	3,753	(4,124)	18
Income tax expense (benefit)	3,463	2,310	1,000	(935)	6
Net earnings (loss)	$ 6,158	$ 4,017	$ 2,753	$ (3,189)	$ 12
Net earnings (loss) per share(2):					
Basic	$ 1.29	$ .85	$ .58	$ (.67)	$ —
Diluted	$ 1.16	$ .80	$ .58	$ (.67)	$ —
Weighted average shares outstanding(2):					
Basic	4,785	4,752	4,749	4,749	4,748
Diluted	5,290	5,001	4,759	4,749	4,818
Selected Operating Data:					
Catalog and retail outlet generated sales	$125,603	$127,081	$132,715	$130,971	$173,367
Internet generated sales(3)	69,100	52,234	36,054	23,676	14,437
Gross profit as a percentage of sales	32.9%	32.7%	33.0%	33.1%	34.4%
Total catalogs mailed	46,359	45,762	47,989	62,498	80,289
Total active customers(4)	1,005	977	1,039	1,045	1,153
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 32,054	$ 17,152	$ 8,592	$ 1,344	$ —
Working capital	24,747	18,068	12,952	8,526	11,222
Total assets	63,822	49,513	42,088	38,860	53,258
Note payable-bank	—	—	—	5,225	12,598
Shareholders' equity	26,808	20,621	16,343	13,590	16,776

(1) Our fiscal year ends on the Sunday nearest December 31, but for clarity of presentation, we describe all periods as if the year end is December 31. All fiscal years consisted of 52 weeks.

(2) See Note A-10 in the notes to consolidated financial statements.

(3) "Internet generated sales" are defined as sales derived from our websites, catalog orders processed online and online offers placed by telephone.

(4) An "active customer" is defined as a customer who has purchased merchandise from us within 12 months preceding the end of the period indicated.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a leading marketer of value priced outdoor gear and general merchandise, with a special emphasis on outdoor clothing, equipment and footwear. We market and sell our merchandise through main, specialty and Buyer's Club catalogs and two e-commerce websites. Our catalogs as well as our websites offer high quality products at low prices. Our catalogs are advertised as The "Fun-to-Read" Catalog® and our primary website is advertised as the "Fun-to-Browse" Website®. Our websites include www.sportsmansguide.com, our online retail store modeled on our print catalogs and www.bargainoutfitters.com, our online liquidation outlet.

Our business was started in 1970 by Gary Olen, our Chairman. Over time, our product offerings and marketing efforts have broadened from the deer hunter to include those interested in pursuing and living the outdoor lifestyle in general and the value-oriented outdoorsman in particular. In 1992, we began our value pricing strategy of offering outdoor equipment and supplies at discount prices, later adding government surplus, manufacturers' close-outs and other merchandise lines. In 1994, we began to publish specialty catalogs which allowed us to utilize a customized marketing plan to individual customer groups.

Sales generated through the Internet have grown rapidly over the last five years. We launched our online retail store in April 1998 and began posting our catalogs and full product offerings on the site in February 1999. Our e-commerce offerings generated over $69.0 million in sales in 2003 compared to $1.3 million in 1998. Product sales on the sites accounted for over 36% of our Internet and catalog sales in the fourth quarter of 2003 compared to less than 1% for all of 1998.

In the fall of 2000, we began to aggressively promote and sell the Buyer's Club membership program. In addition, unique catalogs (Buyer's Club Advantage™) were developed and promoted to members only, allowing us to maximize sales and profitability from our best customers.

We believe that our value pricing, specialty catalog titles, the Internet and Buyer's Club memberships have been important to our growth in sales and profitability. Our sales have increased from $43 million in 1992 to approximately $195 million in 2003.

Fiscal Year

Our fiscal year ends on the Sunday nearest December 31, but for clarity of presentation, we describe all periods as if the year end is December 31. Fiscal years 2003, 2002 and 2001 each consisted of 52 weeks.

Critical Accounting Policies

Sales are recorded at the time of shipment along with a provision for anticipated merchandise returns, net of exchanges, which is recorded based upon historical experience and current expectations. Amounts billed to customers for shipping and handling are recorded in revenues at the time of shipment.

Customers can purchase one-year memberships in the Company's Buyer's Club for a $29.99 annual fee. The Company also offers two-year memberships for $59.97. Club members receive merchandise discounts of 10% on regularly priced items and 5% on ammunition. Membership fees are deferred and recognized in income as the individual members place orders and receive discounts. Any remaining deferred membership fees are recognized in income after the expiration of the membership.

The cost of producing and mailing catalogs is deferred and expensed over the estimated useful lives of the catalogs. Catalog production and mailing costs are amortized over periods ranging from four to six months from the in-home date of the catalog with the majority of the costs amortized within the first month. The Company estimates the in-home date to be one week from the known mailing date of the catalog. The ongoing cost of developing and maintaining the customer list is charged to operations as incurred. All other advertising costs are expensed as incurred.

Stock options issued to employees are accounted for under the intrinsic value method. Pro-forma disclosures as if the fair value method were used are included in Note A-9 to the Consolidated Financial Statements.

Results of Operations

The following table sets forth, for the periods indicated, information from our Consolidated Statements of Earnings expressed as a percentage of sales:

	Years Ended December 31,		
	2003	2002	2001
Sales	100.0%	100.0%	100.0%
Cost of sales	67.1	67.3	67.0
Gross profit	32.9	32.7	33.0
Selling, general and administrative expenses	28.0	29.0	30.4
Earnings from operations	4.9	3.7	2.6
Interest and miscellaneous expense, net	—	0.2	0.4
Earnings before income taxes	4.9	3.5	2.2
Income tax expense	1.8	1.3	0.6
Net earnings	3.1%	2.2%	1.6%

Comparison of Years Ended December 31, 2003 and 2002

Sales. Sales for 2003 of $194.7 million were $15.4 million or 8.6% higher than sales of $179.3 million for 2002. The increase in sales was primarily due to higher sales generated from unique product offerings from both the Internet and catalogs. Internet related sales continue to grow, year over year, as we continue to make enhancements to our website and implement and improve upon various marketing and merchandising programs. For 2003, catalog related sales increased slightly over the prior year's sales level primarily a result of an increase in our catalog circulation.

As of December 31, 2003, our Buyer's Club membership had increased to 351,000, up 13% over the 310,000 reported as of December 31, 2002.

Sales generated through the Internet increased in 2003 to approximately 36% of total Internet and catalog sales compared to approximately 29% in 2002. Sales generated through the Internet are defined as those that are derived from our websites, catalog orders processed online and online offers placed by telephone.

Gross returns and allowances for 2003 were $12.8 million or 6.2% of gross sales compared to $12.7 million or 6.6% of gross sales in 2002. The decrease in gross returns and allowances, as a percentage of sales, was primarily due to lower than anticipated customer returns on several 2002 catalogs.

Gross Profit. Gross profit for 2003 was $64.1 million or 32.9% of sales compared to $58.6 million or 32.7% of sales in 2002. The increase in the gross profit percentage for the year was primarily due to an improvement in product margins offset somewhat by higher shipping costs. The increase in product margins in 2003 was primarily driven by an increase in sales of higher margin, direct import products. The higher shipping costs were largely due to an increase in the average weight of our outgoing shipments to our customers.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $54.5 million or 28.0% of sales during 2003 compared to $52.0 million or 29.0% of sales during 2002.

Selling, general and administrative expenses, as a percentage of sales, for 2003 were lower compared to 2002 primarily due to the higher level of Internet sales, improved catalog productivity and lower order processing costs directly related to the increase in sales generated through the Internet. The dollar increase in selling, general and administrative expenses was primarily due to higher order fulfillment expenses as a result of the increase in sales and higher incentive compensation as a result of improved Company performance.

Total circulation was 46.4 million catalogs during 2003 compared to 45.8 million catalogs during 2002. During 2003, we mailed 33 catalog editions consisting of 11 main catalogs, 12 Buyer's Club Advantage™ catalogs and 10 specialty catalogs compared to 34 catalog editions during 2002 consisting of 11 main catalogs, 12 Buyer's Club Advantage™ catalog and 11 specialty catalogs.

Advertising expense for 2003 was $29.4 million or 15.1% of sales compared to $29.2 million or 16.3% of sales for 2002. The decrease in advertising expense, as a percentage of sales, for 2003 compared to 2002 was primarily due to higher volume of Internet sales. Advertising expense, in dollars, for 2003 was higher compared to the same period last year primarily as a result of a minor increase in the catalog circulation, which was largely due to the increase in our club membership.

Earnings from Operations. Earnings from operations were $9.6 million or 4.9% of sales during 2003 compared to $6.6 million or 3.7% of sales during 2002. The increase in earnings from operations was primarily due to the higher level of Internet sales.

Interest Expense. There was no interest expense for 2003 compared to $1,000 for the same period last year. During 2003 and 2002, we did not borrow under the revolving line of credit.

Income Taxes. Income tax expense for 2003 was $3.5 million compared to $2.3 million for 2002.

Net Earnings. Net earnings for 2003 were $6.2 million compared to $4.0 million for 2002.

Comparison of Years Ended December 31, 2002 and 2001

Sales. Sales for 2002 of $179.3 million were $10.5 million or 6.2% higher than sales of $168.8 million for 2001. The increase in sales was primarily due to higher sales generated from unique product offerings on the Internet. Internet related sales continue to grow, year over year, as we continue to make enhancements to our website and implement and improve upon various marketing and merchandising programs. For 2002, catalog related sales increased slightly over the prior year's sales level in spite of an approximate 5% planned reduction in our catalog circulation. As a result of a more effective mail plan and the further implementation of several marketing and merchandising strategies, the overall catalog productivity improved over the prior year primarily as a result of a higher average customer order amount.

As of December 31, 2002, our Buyer's Club membership had increased to 310,000, up 22% over the 254,000 reported as of December 31, 2001.

Sales generated through the Internet increased in 2002 to approximately 29% of sales compared to approximately 21% of sales in 2001. Sales generated through the Internet are defined as those that are derived from our websites, catalog orders processed online and online offers placed by telephone.

Gross returns and allowances for 2002 were $12.7 million or 6.6% of gross sales compared to $13.9 million or 7.6% of gross sales in 2001. The decrease in gross returns and allowances, as a percentage of sales, was primarily due to lower than anticipated customer returns on several 2001 catalogs.

Gross Profit. Gross profit for 2002 was $58.6 million or 32.7% of sales compared to $55.7 million or 33.0% of sales in 2001. The decrease in the gross profit percentage for the year was primarily due to promotional pricing and also from a shift of sales within various product categories. We continue to employ promotional pricing techniques to maintain our competitive position. In 2002, sales in the higher gross profit categories of footwear and government surplus were down compared to the prior year and sales in lower gross profit categories of optics and hardware were up compared to the prior year.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $52.0 million or 29.0% of sales during 2002 compared to $51.3 million or 30.4% of sales during 2001.

Selling, general and administrative expenses, as a percentage of sales, for the year 2002 were lower compared to the same period last year primarily due to higher Internet sales, improved catalog productivity and lower order processing costs as a result of the increase in sales generated through the Internet. The dollar increase in selling, general and administrative expenses was primarily due to higher medical/workers compensation expenses, increased facility costs as a result of leasing additional, temporary warehouse space and higher incentive compensation as a result of improved Company performance. The dollar increase in selling, general and administrative expenses was offset somewhat by lower advertising spending from the reduction in catalog circulation.

Total circulation was 45.8 million catalogs during 2002 compared to 48.0 million catalogs during 2001. The decrease in catalog circulation was due to the planned reduction in the number of specialty catalog editions offset somewhat by the addition of three Buyer's Club Advantage ™ catalog editions. During 2002, we mailed 34 catalog editions consisting of 11 main catalogs, 12 Buyer's Club Advantage™ catalogs and 11 specialty catalogs compared to 36 catalog editions during 2001 consisting of 11 main catalogs, nine Buyer's Club Advantage™ catalog and 16 specialty catalogs.

Advertising expense for 2002 was $29.2 million or 16.3% of sales compared to $29.9 million or 17.7% of sales for 2001. The decrease in advertising expense, as a percentage of sales, for 2002 compared to 2001 was primarily due to higher Internet sales and improved catalog productivity. Advertising expense, in dollars, for 2002 was lower compared to the same period last year primarily as a result of the planned reduction in the catalog circulation partially offset by the impact of a postage rate increase and increased page counts.

Earnings from Operations. Earnings from operations were $6.6 million or 3.7% of sales during 2002 compared to $4.3 million or 2.6% of sales during 2001. The increase in earnings was primarily due to higher Internet sales and a more effective mail plan yielding more productive catalogs.

Interest Expense. Interest expense for 2002 was $1,000 compared to $0.2 million for the same period last year. The decrease in interest expense was largely due to lower average levels of bank borrowings.

Income Taxes. Income tax expense for 2002 was $2.3 million compared to $1.0 million for 2001. In 2001, the effective rate of 26.6% reflects a benefit from the reversal of a deferred tax asset valuation allowance established in 2000.

Net Earnings. Net earnings for 2002 were $4.0 million compared to $2.8 million for 2001.

Seasonality and Quarterly Results

The majority of our sales historically occur during the second half of the year. The seasonal nature of our business is due to our focus on outdoor merchandise and related accessories for the fall, as well as winter apparel and gifts for the holiday season. We expect this seasonality will continue in the future. In anticipation of increased sales activity during the third and fourth quarters, we incur significant additional expenses for hiring employees and building inventory levels.

The following table provides certain unaudited financial information for each of the quarters shown:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
2003				
Sales	$43,749	$38,041	$41,213	$71,700
Gross profit	14,197	11,944	12,541	25,382
Earnings from operations	1,467	1,042	1,117	5,971
Net earnings	957	646	710	3,845
Net earnings per share:				
Basic	.20	.14	.15	.80
Diluted	.19	.12	.13	.71
2002				
Sales	$41,465	$34,791	$36,746	$66,313
Gross profit	13,303	10,551	11,189	23,565
Earnings from operations	1,216	494	366	4,549
Net earnings	784	317	269	2,647
Net earnings per share:				
Basic	.17	.07	.06	.56
Diluted	.16	.06	.05	.53

Liquidity and Capital Resources

Working Capital. We had working capital of $24.7 million as of December 31, 2003 compared to $18.1 million as of December 31, 2002, with current ratios of 1.7 to 1.0 and 1.6 to 1.0, respectively. The increase of $6.6 million was primarily due to the improved cash position resulting primarily from an increase in net earnings, a lower inventory position and higher payables to vendors.

We purchase large quantities of manufacturers' close-outs and direct imports, particularly in footwear and apparel merchandise categories. The seasonal nature of the merchandise may require that it be held for several months before being offered in a catalog. This can result in increased inventory levels and lower inventory turnover, thereby increasing our working capital requirements and related carrying costs.

We offer our Buyer's Club members an installment credit plan with no finance fees, known as the "Buyer's Club 4-Pay Plan." Each of the four consecutive monthly installments is billed directly to customers' credit cards. We had installment receivables of $2.4 million at December 31, 2003 compared to $2.3 million at December 31, 2002. The installment plan will continue to require the allocation of working capital, which we expect to fund from operations and availability under our revolving credit facility.

We have a Credit Agreement with Wells Fargo Bank, National Association providing a revolving line of credit up to $15.0 million, subject to an adequate borrowing base for borrowings greater than $10.0 million, expiring September 30, 2005. The revolving line of credit is for working capital and letters of credit. Letters of credit may not exceed $10.0 million at any one time. Funding under the credit facility if borrowings exceed $10.0 million is limited to a collateral base of 50% of eligible inventory plus 75% of eligible trade accounts receivable. Borrowings bear interest at the bank's prime rate less 0.5% or, at the Company's option, fixed over short term periods, LIBOR plus 2.15 percentage points, provided certain financial ratios are met. The revolving credit line is collateralized by substantially all of our assets.

All borrowings are subject to various covenants, which include year-to-date earnings, current ratio, tangible net worth and total liabilities divided by tangible net worth. The agreement also prohibits the payment of dividends to shareholders without the consent of the bank. As of December 31, 2003, we were in compliance with all applicable covenants under the revolving line of credit agreement. We had no borrowings against the revolving credit line at December 31, 2003 and December 31, 2002. Outstanding letters of credit were $2.5 million at the end of 2003 compared to $2.6 million at the end of 2002.

The Company has several long-term operating leases and other commitments related to facilities and long-distance telephone services with varying terms. At December 31, 2003, future contractual obligations under the above agreements are as follows (in thousands):

	Payment due by period			
Contractual Obligations	Total	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$11,131	$4,470	$6,173	$488
Purchase Obligations	3,100	2,400	700	—
Total	$14,231	$6,870	$6,873	$488

Operating Activities. Cash flows provided by operating activities during 2003 were $16.4 million compared to $9.2 million in 2002. The increase in cash flows provided by operating activities was primarily the result of an increase in net earnings, a lower inventory position at year-end and higher payables to vendors as a result of current vendor terms.

Cash flows provided by operating activities during 2002 were $9.2 million compared to $13.0 million in 2001. The decrease in cash provided by operations was primarily the result of the payment of 2001 income taxes in 2002.

Investing Activities. Cash flows used in investing activities during 2003 were $0.9 million compared to $0.9 million in 2002. During 2003, we expended funds for leasehold improvements, computer equipment and machinery and equipment.

Cash flows used in investing activities during 2002 were $0.9 million compared to $0.5 million in 2001. During 2002, we expended funds for computer equipment and software and machinery and equipment.

Financing Activities. Cash flows used in financing activities during 2003 were $0.5 million compared to cash flows provided by financing activities of $0.3 million during 2002. Cash flows used in financing activities during 2003 were primarily comprised of payments to repurchase the Company's common stock. On May 5, 2003, the Company announced that its board of directors authorized a plan to repurchase up to ten percent of its outstanding common stock in the open market or in privately negotiated transactions over the next 12 months. Under this plan 98,950 shares of common stock at a total cost of approximately $1.2 million were repurchased during the year ended December 31, 2003. During 2003, we did not borrow under the revolving line of credit.

Cash flows provided by financing activities during 2002 were $0.3 million compared to cash flows used in financing activities of $5.2 million during 2001. Cash flows used in financing activities during 2001 were primarily comprised of payments to reduce outstanding borrowings under the revolving line of credit. During 2002, we did not borrow under the revolving line of credit.

We believe that cash flows from operations and borrowing capacity under our revolving credit facility will be sufficient to fund our operations for the next 12 months.

New Accounting Pronouncements

There are no recently released accounting pronouncements applicable to the Company's business.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We use words such as "may," "believe," "estimate," "plan," "expect," "intend," "anticipate" and similar expressions to identify forward-looking statements. These forward-looking statements involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements due to a number of factors, including general economic conditions, a changing market environment for our products and the market acceptance of our product offerings as well as the risk factors described in Exhibit 99 to this report.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The Company does not have any material, near-term, market rate risk.

Item 8. Financial Statements and Supplementary Data

The following financial statements and schedules are included herein:

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
The Sportsman's Guide, Inc.

We have audited the accompanying consolidated balance sheets of The Sportsman's Guide, Inc. and subsidiary as of December 31, 2003 and 2002 and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Sportsman's Guide, Inc. and subsidiary as of December 31, 2003 and 2002 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

We have also audited Schedule II for each of the three years in the period ended December 31, 2003. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

/s/ GRANT THORNTON LLP

Minneapolis, Minnesota
February 6, 2004 (except for Note H, as to which the date is February 13, 2004)

The Sportsman's Guide, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
	(In thousands, except share data)	
ASSETS		
Current Assets		
Cash and cash equivalents	$32,054	$17,152
Accounts receivable — net	3,034	3,014
Inventory	18,874	20,593
Promotional material	2,565	2,540
Prepaid expenses and other	1,871	1,133
Deferred income taxes	3,176	2,409
Total current assets	61,574	46,841
Property and Equipment — Net	2,248	2,672
Total assets	$63,822	$49,513
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$18,950	$16,230
Accrued expenses	5,891	3,896
Income taxes payable	3,107	1,882
Deferred revenue	4,623	3,706
Returns reserve	2,240	1,738
Customer deposits and other liabilities	2,016	1,321
Total current liabilities	36,827	28,773
Long-Term Liabilities		
Deferred income taxes	54	119
Other	133	—
Total long-term liabilities	187	119
Total liabilities	37,014	28,892
Commitments and Contingencies	—	—
Shareholders' Equity		
Common Stock — $.01 par value; 36,800,000 shares authorized; 4,826,321 and 4,753,810 shares issued and outstanding at December 31, 2003 and 2002	48	47
Additional paid-in capital	11,616	11,588
Retained earnings	15,144	8,986
Total shareholders' equity	26,808	20,621
Total liabilities and shareholders' equity	$63,822	$49,513

The accompanying notes are an integral part of these consolidated financial statements.

The Sportsman's Guide, Inc.

CONSOLIDATED STATEMENTS OF EARNINGS

	Years ended December 31,		
	2003	2002	2001
	(In thousands, except per share data)		
Sales	$194,703	$179,315	$168,769
Cost of sales	130,639	120,707	113,086
Gross profit	64,064	58,608	55,683
Selling, general and administrative expenses	54,467	51,983	51,344
Earnings from operations	9,597	6,625	4,339
Interest expense	—	(1)	(237)
Miscellaneous income (expense), net	24	(297)	(349)
Earnings before income taxes	9,621	6,327	3,753
Income tax expense	3,463	2,310	1,000
Net earnings	$ 6,158	$ 4,017	$ 2,753
Net earnings per share:			
Basic	$ 1.29	$ .85	$ .58
Diluted	$ 1.16	$ .80	$ .58
Weighted average common and common equivalent shares outstanding:			
Basic	4,785	4,752	4,749
Diluted	5,290	5,001	4,759

The accompanying notes are an integral part of these consolidated financial statements.

The Sportsman's Guide, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Stock Subscription Receivable	Retained Earnings	Total Shareholders' Equity
	Shares	Amount				
			(In thousands)			
Balances at December 31, 2000	4,749	$47	$11,565	$(238)	$ 2,216	$13,590
Net earnings	—	—	—	—	2,753	2,753
Balances at December 31, 2001	4,749	47	11,565	(238)	4,969	16,343
Exercise of stock options	5	—	23	—	—	23
Payment of stock subscription receivable	—	—	—	238	—	238
Net earnings	—	—	—	—	4,017	4,017
Balances at December 31, 2002	4,754	47	11,588	—	8,986	20,621
Exercise of stock options	171	2	651	—	—	653
Tax benefit related to exercise of stock options	—	—	554	—	—	554
Repurchase of common stock	(99)	(1)	(1,177)	—	—	(1,178)
Net earnings	—	—	—	—	6,158	6,158
Balances at December 31, 2003	4,826	$48	$11,616	$ —	$15,144	$26,808

The accompanying notes are an integral part of these consolidated financial statements.

The Sportsman's Guide, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2003	2002	2001
	(In thousands)		
Cash flows from operating activities:			
Net earnings	$ 6,158	$ 4,017	$ 2,753
Adjustments to reconcile net earnings to cash flows provided by operating activities:			
Depreciation and amortization	1,322	1,579	1,770
Deferred income taxes	(832)	(1,049)	(1,241)
Tax benefit related to exercise of stock options	554	—	—
Loss on disposal of property and equipment	9	310	77
Other	6	13	123
Changes in assets and liabilities:			
Accounts receivable	(20)	(255)	959
Inventory	1,719	483	1,729
Promotional material	(25)	1,074	21
Prepaid expenses and other	(743)	(200)	589
Income taxes payable	1,225	(302)	2,953
Accounts payable	2,720	1,029	1,097
Accrued expenses	1,995	1,114	549
Customer deposits and other liabilities	2,266	1,414	1,642
Cash flows provided by operating activities	16,354	9,227	13,021
Cash flows from investing activities:			
Purchases of property and equipment	(941)	(928)	(563)
Other	14	—	15
Cash flows used in investing activities	(927)	(928)	(548)
Cash flows from financing activities:			
Net payments on revolving credit line	—	—	(5,225)
Proceeds from exercise of stock options	652	23	—
Repurchase of common stock	(1,177)	—	—
Proceeds from payment of stock subscription receivable	—	238	—
Cash flows provided by (used in) financing activities	(525)	261	(5,225)
Increase in cash and cash equivalents	14,902	8,560	7,248
Cash and cash equivalents at beginning of the year	17,152	8,592	1,344
Cash and cash equivalents at end of the year	$32,054	$17,152	$ 8,592

Supplemental disclosure of cash flow information

Cash paid during the year for:			
Interest	$ —	$ 1	$ 274
Income taxes	2,567	3,661	176

The accompanying notes are an integral part of these consolidated financial statements.

The Sportsman's Guide, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Description of Business

The Sportsman's Guide, Inc. (the "Company") is a company offering value priced outdoor and general merchandise, with a special emphasis on outdoor clothing, equipment and footwear sold through both catalogs and Internet websites. The Company conducts its primary operations out of one office, two warehouse facilities and one retail outlet store in Minnesota, distributes its catalogs throughout the United States and operates two e-commerce websites. The Company operates in one business segment.

2. Consolidation

The accompanying consolidated financial statements include the accounts of the company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

3. Revenue Recognition

Sales are recorded at the time of shipment along with a provision for anticipated merchandise returns, net of exchanges, which is recorded based upon historical experience and current expectations. The provision charged against sales was $9.2 million, $9.0 million and $10.2 million during the years ended December 31, 2003, 2002 and 2001. Reserves for returns, net of exchanges, were $2.2 million and $1.7 million at December 31, 2003 and 2002.

Amounts billed to customers for shipping and handling are recorded in revenues at the time of shipment. Sales include shipping and handling revenues of $24.8 million, $23.5 million and $23.4 million for the years ended December 31, 2003, 2002 and 2001.

Customers can purchase one-year memberships in the Company's Buyer's Club for a $29.99 annual fee. The Company also offers two-year memberships for $59.97. Club members receive merchandise discounts of 10% on regularly priced items and 5% on ammunition. Membership fees are deferred and recognized in income as the individual members place orders and receive discounts. Any remaining deferred membership fees are recognized in income after the expiration of the membership.

4. Cash and Cash Equivalents

The Company considers all highly liquid temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company also considers credit card settlements in-transit as cash for reporting purposes. Cash equivalents at December 31, 2003 were invested in a money market fund and a tax-exempt money market fund. Cash equivalents at December 31, 2002 were invested in a money market fund.

5. Accounts Receivable

Accounts receivable consist primarily of amounts owed for merchandise by customers utilizing an installment payment plan and amounts owed for list rental and other advertising services provided by the Company to third parties. The Company had an allowance for doubtful accounts of $146,000 and $195,000 at December 31, 2003 and 2002.

6. Inventory

Inventory consists of purchased finished merchandise available for sale and is recorded at the lower of cost or market with the first-in, first-out method used to determine cost.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

7. Promotional Material and Advertising Costs

The cost of producing and mailing catalogs is deferred and expensed over the estimated useful lives of the catalogs. Catalog production and mailing costs are amortized over periods ranging from four to six months from the in-home date of the catalog with the majority of the costs amortized within the first month. The Company estimates the in-home date to be one week from the known mailing date of the catalog. The ongoing cost of developing and maintaining the customer list is charged to operations as incurred. All other advertising costs are expensed as incurred.

8. Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company capitalizes external and incremental internal costs of developing computer software for internal use that represent major enhancements and/or replacements of operating and management systems. Depreciation and amortization is computed using the straight-line method.

9. Stock Options

Stock options issued to employees are accounted for under the intrinsic value method. No stock-based compensation cost is reflected in net earnings, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per share as if the Company had applied the fair value method of accounting for stock options (in thousands, except per share data):

	Years ended December 31,		
	2003	2002	2001
Net earnings as reported	$6,158	$4,017	$2,753
Deduct: Total stock-based employee compensation expense under the fair value method for all awards, net of related tax effects	(452)	(180)	(253)
Pro-forma net earnings	$5,706	$3,837	$2,500
Earnings Per Share:			
Basic — as reported	$ 1.29	$ .85	$ .58
Basic — pro-forma	1.22	.82	.57
Diluted — as reported	$ 1.16	$ .80	$ .58
Diluted — pro-forma	1.10	.78	.57

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used: zero dividend yield; expected volatility of 66% in 2003, 94% in 2002, and 95% in 2001; risk-free interest rate of 4.01% in 2003, 4.05% in 2002, and 5.50% in 2001; and expected life of 10 years for all years presented.

10. Net Earnings Per Share

The Company's basic net earnings per share amounts have been computed by dividing net earnings by the weighted average number of outstanding common shares. Diluted net earnings per share amounts have been computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to stock options, when dilutive.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For the years ended December 31, 2003, 2002 and 2001, 504,610, 248,228 and 10,042 common share equivalents were included in the computation of diluted net earnings per share.

Options and warrants to purchase 3,738, 325,032 and 683,549 shares of common stock with a weighted average exercise price of $8.70, $7.22 and $5.68 were outstanding at December 31, 2003, 2002 and 2001, but were not included in the computation of diluted net earnings per share because the exercise price exceeded the average market price of the common shares during the period.

11. Fiscal Year

The Company's fiscal year ends on the Sunday nearest December 31, but for clarity of presentation, all periods are described as if the year end is December 31. Fiscal years 2003, 2002 and 2001 each consisted of 52 weeks.

12. Fair Values of Financial Instruments

Due to their short-term nature, the carrying value of the Company's current financial assets and liabilities approximates their fair values.

13. Reclassifications

Certain 2002 and 2001 amounts have been reclassified to conform to the 2003 financial statement presentation.

14. Use of Estimates in Preparing Financial Statements

Preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE B — PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31, 2003	December 31, 2002	Estimated useful lives
Machinery, equipment and furniture	$ 5,553	$ 5,448	3-7 years
Leasehold improvements	1,968	1,696	Lease life
Computer equipment and accessories	2,985	2,793	3-5 years
Computer software	4,271	4,112	3-5 years
	14,777	14,049	
Less accumulated depreciation and amortization	12,529	11,377	
	$ 2,248	$ 2,672	

NOTE C — REVOLVING CREDIT FACILITY

In September 2003, the Company entered into a Credit Agreement with Wells Fargo Bank, National Association providing a revolving line of credit up to $15.0 million, subject to an adequate borrowing base for

NOTE C — REVOLVING CREDIT FACILITY (Continued)

borrowings greater than $10.0 million, expiring in September 2005. The revolving line of credit is for working capital and letters of credit. Letters of credit may not exceed $10.0 million at any one time. Funding under the credit facility if borrowings exceed $10.0 million is limited to a collateral base of 50% of eligible inventory, plus 75% of eligible trade accounts receivable. Borrowings bear interest at the bank's prime rate less 0.5% or, at the Company's option, fixed over short term periods, LIBOR plus 2.15 percentage points, provided certain financial ratios are met. The revolving credit line is collateralized by substantially all of the assets of the Company.

All borrowings are subject to various covenants which include year-to-date earnings, current ratio, tangible net worth and total liabilities divided by the tangible net worth. The agreement also prohibits the payment of dividends to shareholders without the consent of the bank. As of December 31, 2003, the Company was in compliance with all applicable covenants under the revolving line of credit agreement.

The following is a summary of the credit facility (in thousands):

	Years ended December 31,		
	2003	2002	2001
Borrowings at end of year	$ —	$ —	$ —
Interest rate at end of year	3.50%	4.25%	6.0%
Maximum month-end borrowing during the year	$ —	$ —	$9,127
Average daily borrowing during the year	$ —	$ —	$3,063
Weighted average interest rate during the year	N/A	N/A	7.76%
Outstanding letters of credit at end of year	$2,483	$2,619	$2,429

NOTE D — INCOME TAXES

The provision for income tax expense consists of the following (in thousands):

	Years ended December 31,		
	2003	2002	2001
Current			
Federal	$4,253	$ 3,337	$ 2,111
State	42	22	130
	4,295	3,359	2,241
Deferred			
Federal	(832)	(1,049)	(1,241)
	$3,463	$ 2,310	$ 1,000

Differences between income tax expense and amounts derived by applying the statutory federal income tax rate to earnings before income taxes are as follows:

	Years ended December 31,		
	2003	2002	2001
U.S. federal statutory rate	34.0%	34.0%	34.0%
State taxes	0.4	0.3	2.3
Change in valuation allowance	—	—	(11.4)
Other	1.6	2.2	1.7
	36.0%	36.5%	26.6%

NOTE D — INCOME TAXES (Continued)

The components of deferred taxes consist of the following (in thousands):

	December 31, 2003	December 31, 2002
Current deferred tax assets (liabilities):		
Inventory	$ 736	$ 801
Vacation accrual	174	151
Returns reserve	852	591
Promotional material	(238)	(188)
Prepaid expenses	(333)	(216)
Deferred revenue	1,547	1,038
Other	438	232
Current deferred tax asset	3,176	2,409
Long-term deferred tax assets (liabilities):		
Internally developed software	(923)	(872)
Depreciation	869	753
Long-term deferred tax liability	(54)	(119)
Net deferred tax asset	$3,122	$2,290

NOTE E — COMMITMENTS AND CONTINGENCIES

Lease and Other Commitments

The Company has several long-term operating leases and other commitments related to facilities and long-distance telephone services with varying terms.

At December 31, 2003, future minimum commitments under the above agreements are as follows for the years ended December 31, (in thousands):

2004	$ 3,414
2005	3,456
2006	2,947
2007	1,975
2008	1,951
Thereafter	488
	$14,231

Rent expense was $2.3 million, $2.5 million and $2.6 million for the years ended December 31, 2003, 2002 and 2001.

Employment Agreements

The Company has employment agreements with three of its officers. The agreements contain various terms and conditions including a provision for the officers to receive up to three years of base salary upon the occurrence of certain events as defined in the agreement. The officers' agreements provide for automatic annual renewal unless two months' prior written notice is provided by the Company or the officer.

In June 2002, the Company entered into an agreement with Gary Olen pursuant to which Mr. Olen provides services to the Company and has granted the Company the exclusive right to use his name and

NOTE E — COMMITMENTS AND CONTINGENCIES (Continued)

likeness. The agreement continues until June 30, 2007 and is automatically renewed for additional one-year terms unless either party gives one year's notice of non-renewal. Under the agreement, the Company pays Mr. Olen an annual salary, which is subject to an annual cost of living adjustment, plus benefits. In 2003, the Company paid Mr. Olen $50,000.

Profit Sharing Plan

The Company has a 401(k) plan covering substantially all employees. The Plan allows the Company to make discretionary matching contributions to the plan. The Company made contributions of $110,000, $110,000 and $85,000 for the years ended December 31, 2003, 2002 and 2001.

Legal Proceedings

In March 2003, the Company was notified by the Bureau of Industry, United States Department of Commerce (BIS) that BIS has reason to believe the Company violated Export Administration Regulations by exporting optical sighting devices for firearms and associated parts to Canada and other destinations without obtaining required authorization from BIS. BIS asserts the Company committed 61 separate violations for shipments from October 1999 to March 2002. The potential maximum civil penalty is up to $11,000 for each violation. The Company is currently in discussions with BIS to settle the matter prior to the issuance of a charging letter. While the Company cannot predict the outcome of this matter at this time, management does not believe the matter will have a material adverse impact on the Company.

The Company is not a party to any pending legal proceedings other than litigation which is incidental to its business and which the Company believes will not have a material effect on its consolidated financial statements.

Other

Several states, where the Company does not currently collect and remit sales and use taxes, have attempted to enact legislation that seeks to require out-of-state mail order companies to collect and remit such taxes. No assessments have been made against the Company and, to its knowledge, none has been threatened or is contemplated. The United States Supreme Court has held that such taxes place an unconstitutional burden on interstate commerce, which may only be resolved by actions of the United States Congress.

NOTE F — RELATED PARTY TRANSACTIONS

Previously, the Company loaned $238,000 to an officer of the Company to be repaid with interest at 5.69% per annum. In April 2002, the outstanding loan balance and accrued interest was paid in full.

NOTE G — SHAREHOLDERS' EQUITY

The Company has 40,000,000 authorized shares; 200,000 of Series A Preferred Stock, 36,800,000 of Common Stock and 3,000,000 undesignated shares.

Stock Repurchase

On May 5, 2003, the Company announced that its board of directors authorized a plan to repurchase up to ten percent of its outstanding common stock in the open market or in privately negotiated transactions over the next 12 months. Under this plan 98,950 shares of common stock at a total cost of $1.2 million were repurchased during the year ended December 31, 2003.

NOTE G — SHAREHOLDERS' EQUITY (Continued)

Stock Options

The Company has a stock option plan (the "1991 Plan") which provides participating employees the right to purchase common stock of the Company through incentive stock options. A total of 35,000 shares of common stock are reserved for issuance under the 1991 Plan. Options issued under the 1991 Plan are exercisable over a ten year period from the date of grant. At December 31, 2003, 9,750 options were outstanding, all of which were exercisable.

The Company has a non-qualified stock option plan (the "1994 Plan") which provides for the issuance of options to purchase up to 100,000 shares of the Company's common stock to certain employees, contingent upon meeting certain quarterly pre-tax earnings levels. Options under the 1994 Plan are exercisable over a ten year period from the date of grant. At December 31, 2003, a total of 20,938 options were outstanding, all of which were exercisable.

The Company has an incentive stock option plan (the "1996 Plan") which provides select key employees the right to purchase common stock of the Company through the exercise of options granted. A total of 600,000 shares of common stock are reserved for issuance under the 1996 Plan. Options issued under the 1996 Plan are exercisable over a ten year period from the date of grant. At December 31, 2003, a total of 431,902 options were outstanding, of which 364,240 options were exercisable.

The Company has an incentive stock option plan (the "1999 Plan") which provides select key employees the right to purchase common stock of the Company through the exercise of options granted. A total of 600,000 shares of common stock are reserved for issuance under the 1999 Plan. Options issued under the 1999 Plan are exercisable over a ten year period from the date of grant. At December 31, 2003, a total of 583,688 options were outstanding, of which 227,350 were exercisable.

The following applies to options that are outstanding at December 31, 2003:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.94	3,750	7 years	$ 0.94	3,750	$0.94
$ 2.50 — $3.70	269,580	7 years	2.89	189,580	2.86
$ 3.94 — $5.88	85,873	4 years	4.81	85,873	4.81
$ 6.50 — $8.70	503,075	6 years	6.70	343,075	6.67
$16.15	184,000	10 years	16.15	—	—
	1,046,278			622,278	

NOTE G — SHAREHOLDERS' EQUITY (Continued)

A summary of the stock option transactions during the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,050,406	$ 5.05	807,156	$4.52	580,856	$5.24
Granted	184,000	16.15	250,000	6.75	250,000	2.95
Exercised	(171,461)	3.81	(5,000)	4.53	—	—
Canceled	(16,667)	5.23	(1,750)	6.30	(5,275)	6.40
Expired	—	—	—	—	(18,425)	5.34
Outstanding at end of year	1,046,278	$ 7.20	1,050,406	$5.05	807,156	$4.52
Options exercisable at end of year	622,278	$ 5.22	627,489	$4.96	525,156	$5.25
Weighted average fair value of options granted during the year		$12.28		$6.00		$2.66

Warrants

In connection with a public offering of common stock in 1998, warrants to purchase 100,000 shares of common stock at $8.45 per share were issued. The warrants expired in February 2003. At December 31, 2003, no warrants were outstanding.

NOTE H — SUBSEQUENT EVENTS — STOCK REPURCHASE

The Company repurchased 259,644 shares of common stock at a total cost of $5.1 million for the period from January 1, 2004 through February 13, 2004 under the stock repurchase plan approved on May 5, 2003.

NOTE I — ADVERTISING EXPENSE

Selling, general and administrative expenses include advertising expenses of $29.4 million, $29.2 million and $29.9 million for the years ended December 31, 2003, 2002 and 2001.

NOTE J — INTERIM FINANCIAL INFORMATION (UNAUDITED)

The following table provides certain unaudited financial information for each of the quarters shown:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
2003				
Sales	$43,749	$38,041	$41,213	$71,700
Gross profit	14,197	11,944	12,541	25,382
Earnings from operations	1,467	1,042	1,117	5,971
Net earnings	957	646	710	3,845
Net earnings per share:				
Basic	.20	.14	.15	.80
Diluted	.19	.12	.13	.71
2002				
Sales	$41,465	$34,791	$36,746	$66,313
Gross profit	13,303	10,551	11,189	23,565
Earnings from operations	1,216	494	366	4,549
Net earnings	784	317	269	2,647
Net earnings per share:				
Basic	.17	.07	.06	.56
Diluted	.16	.06	.05	.53

The Sportsman's Guide, Inc.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	(1) Charged to: Costs and Expenses	(2) Charged to: Other Accounts — Describe	Deductions — Describe*	Balance at End of Period
			(In thousands of dollars)		
Returns Reserve					
December 31, 2003	$1,738	$ 9,176	$—	$8,674	$2,240
December 31, 2002	1,402	9,040	—	8,704	1,738
December 31, 2001	681	10,173	—	9,452	1,402

* Represents actual returns from customers.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company's management evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

There were no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect the Company's internal control over the financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item 10 is set forth under "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for our Annual Meeting of Shareholders on May 7, 2004 and is incorporated herein by reference, except for certain information concerning our executive officers which is set forth in Part I of this report.

Item 11. Executive Compensation

The information required by this Item 11 is set forth under "Executive Compensation" in the Proxy Statement for our Annual Meeting of Shareholders on May 7, 2004 and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is set forth under "Executive Compensation" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement for our Annual Meeting of Shareholders on May 7, 2004 and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this Item 13 is set forth under "Certain Relationships and Related Transactions" and "Compensation Committee Interlocks and Insider Participation" in the Proxy Statement for our Annual Meeting of Shareholders on May 7, 2004 and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is set forth under "Ratification of Engagement of Independent Certified Public Accountants" in the Proxy Statement for our Annual Meeting of Shareholders on May 7, 2004 and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. Financial Statements

The following financial statements of the Company are included herein at Item 8.

Report of Independent Certified Public Accountants

Consolidated Balance Sheets as of December 31, 2003 and 2002

Consolidated Statements of Earnings for the years ended December 31, 2003, 2002 and 2001

Consolidate Statements of Changes in Shareholders' Equity for the years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

The following financial statement schedule of the Company is included herein at Item 8.

Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2003, 2002 and 2001

3. Exhibits

See Exhibit Index at page 39 of this report.

(b) Reports on Form 8-K

On October 10, 2003, the Company filed a Form 8-K under Item 12 reporting in a press release expected sales and earnings per share for the quarter ended September 30, 2003.

On October 29, 2003, the Company filed a Form 8-K under Item 12 reporting in a press release its financial results for the quarter ended September 30, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE SPORTSMAN'S GUIDE, INC.

By /s/ GREGORY R. BINKLEY
Gregory R. Binkley
President and Chief Executive Officer

Date: March 19, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ GREGORY R. BINKLEY Gregory R. Binkley	President, Chief Executive Officer and Director (principal executive officer)	
/s/ CHARLES B. LINGEN Charles B. Lingen	Executive Vice President of Finance and Administration, Chief Financial Officer, Secretary/ Treasurer and Director (principal financial and accounting officer)	March 19, 2004
/s/ GARY OLEN* Gary Olen	Chairman of the Board and Director	
/s/ LEONARD M. PALETZ* Leonard M. Paletz	Director	
/s/ WILLIAM T. SENA* William T. Sena	Director	
/s/ JAY A. LEITCH* Jay A. Leitch	Director	
/s/ DAROLD D. RATH* Darold D. Rath	Director	

*By /s/ GREGORY R. BINKLEY
Gregory R. Binkley,
Attorney-In-Fact

EXHIBIT INDEX

Exhibit	Description	Page
3.1	Restated Articles of Incorporation as restated through March 5, 1997 (incorporated by reference to Exhibit 3.1 to Form 10-K for the year ended December 27, 1996, File No. 0-15767)	
3.2	Bylaws (incorporated by reference to Exhibit 3.2 to Form S-18 Registration Statement No. 33-4496C filed April 1, 1986)	
4.1	Specimen of the Company's Common Stock certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to Form S-18 Registration Statement No. 33-4496C filed May 8, 1986)	
4.2	Rights Agreement dated as of May 11, 1999 between the Company and Norwest Bank Minnesota, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to Form 8-K dated May 11, 1999)	
10.1*	The Company's 1991 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.16 to Form 10-K for the year ended December 27, 1991)	
10.2	Industrial Real Estate Lease between the Company and CB Commercial Real Estate Group, Inc. dated April 22, 1993 (incorporated by reference to Exhibit 10.20 to Form 10-K for the year ended December 31, 1993)	
10.3	Amendment to Industrial Real Estate Lease between the Company and American Real Estate Holdings, L.P. dated February 23, 1998 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 28, 1998)	
10.4	Industrial Real Estate Lease between the Company and AMB Property, L.P. as amended May 24, 1999 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended July 4, 1999)	
10.5	Credit Agreement by and between the Company and Wells Fargo Bank, National Association dated September 15, 2003 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2003)	
10.6*	Form of Stock Option Agreement pursuant to the Company's 1994 Non-Qualified Performance Option Plan (incorporated by reference to Exhibit 10.16 to Form 10-K for the year ended December 27, 1996)	
10.7*	The Company's 1996 Stock Option Plan (incorporated by reference to Exhibit 10.17 to Form 10-K for the year ended December 27, 1996)	
10.8*	Form of Employment Agreement with members of senior management (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to Form S-2 Registration Statement No. 333-31111 filed January 2, 1998)	
10.9*	Agreement between the Company and Gary Olen dated June 28, 2002 for the use of name, likeness and services (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2002)	
10.10*	The Company's 1999 Stock Option Plan (incorporated by reference to Exhibit 10.16 to Form 10-K for the year ended December 31, 1999)	
10.11*	The Sportsman's Guide, Inc. Deferred Compensation Plan effective September 1, 2002 (incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2002)	
10.12*	Consulting Agreement dated December 31, 2002 between the Company and Outdoor Consulting, Inc.	
14.1	Code of Business Conduct and Ethics	

Exhibit	Description	Page
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to Form 10-K for the year ended December 31, 2002)	
23.1	Consent of Grant Thornton LLP	
24.1	Powers of Attorney of each person whose name is signed to this report pursuant to a power of attorney	
31	Rule 13a-14(a)/15d-14(a) Certifications	
32	Section 1350 Certifications	
99	Risk Factors	

Those exhibits marked with an asterisk (*) above constitute management contracts or compensatory plans or arrangements for management and executive officers of the Company.

Corporate Information

Officers and Directors

Gary Olen
Chairman and Director

Gregory R. Binkley
President, Chief Executive Officer and Director

Charles B. Lingen
Chief Financial Officer, Executive Vice President of Finance and Administration, Treasurer, Secretary and Director

John M. Casler
Executive Vice President of Merchandising, Marketing and Creative Services

Douglas E. Johnson
Vice President of Marketing

Dale D. Monson
Chief Information Officer and Vice President of Information Systems and Technology

William T. Sena
Director, Investment Advisor with Sena Weller Rohs Williams, Inc.

Leonard M. Paletz
Director, Private Investor

Jay A. Leitch, Ph.D.
Director, Dean of the College of Business Administration, North Dakota State University

Darold D. Rath
Director, Senior Executive Partner, Eide Bailly, LLP

Annual Meeting

Our annual shareholders' meeting will be held at 2:00 p.m. on May 7, 2004 in the Company's executive offices located at 411 Farwell Avenue, South St. Paul, Minnesota 55075. All shareholders are welcome to attend and participate in the meeting.

The Sportsman's Guide, Inc. Investor Information

Corporate Headquarters
411 Farwell Avenue
South St. Paul, MN 55075

Visit our investors site at: www.sportsmansguideir.com

Form 10-K

Copies of the Form 10-K, filed with the Securities and Exchange Commission, are available upon request to
Charles B. Lingen, Chief Financial Officer
411 Farwell Avenue, South St. Paul, MN 55075

Independent Accountants

Grant Thornton LLP
500 Pillsbury Center North
200 South Sixth Street
Minneapolis, MN 55402

Corporate Counsel

Chernesky, Heyman & Kress P.L.L.
10 Courthouse Plaza SW, Suite 1100
Dayton, OH 45402

Investor Relations

BlueFire Partners
150 S. 5th Street, Suite 1300
Minneapolis, MN 55402

Transfer Agent and Registrar

Shareholders wishing to report a change of address should send a note with new and old address to:

Corporate Stock Transfer, Inc.
3200 Cherry Creek Drive South
Suite 430
Denver, CO 80209

411 Farwell Avenue
South St. Paul, MN 55075
651-451-3030

www.sportsmansguide.com
www.bargainoutfitters.com
INVESTORS: www.sportsmansguideir.com